UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

StarTek, Inc.

(Name of Issuer)

Ordinary Shares, par value $0.01 per share

(Title of Class of Securities)

85569C107

(CUSIP Number)

Mark Anthony Marlowe (Anthony Marlowe)
MCI Capital, LC
1460 S Treasure Dr.
North Bay Village
Florida 33141
(310) 680-0101
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85569C107	13D	Page 2 of 7

1.	NAME OF REPORTING PERSON MCI Capital, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,970,146
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,970,146
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,146
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 40,301,809 shares of common stock outstanding as of August 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, as filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 85569C107	13D	Page 3 of 7

1.	NAME OF REPORTING PERSON MCI, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,970,146
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,970,146
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,146
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 40,301,809 shares of common stock outstanding as of August 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, as filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 85569C107	13D	Page 4 of 7

1.	NAME OF REPORTING PERSON Iowa City Capital Partners, LC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC, OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Iowa

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,970,246
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,970,246

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,246
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37% (1)
14.	TYPE OF REPORTING PERSON OO

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 40,301,809 shares of common stock outstanding as of August 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, as filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 85569C107	13D	Page 5 of 7

1.	NAME OF REPORTING PERSON Mark Anthony Marlowe
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 2,970,246
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,970,246
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,970,246
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.37% (1)
14.	TYPE OF REPORTING PERSON IN

(1)	The calculation of the percentage of outstanding shares beneficially owned is based on 40,301,809 shares of common stock outstanding as of August 2, 2023, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, as filed with the Securities and Exchange Commission on August 10, 2023.

CUSIP No. 85569C107	13D	Page 6 of 7

SCHEDULE 13D

This Amendment (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) relating to shares of common stock, par value $0.01 per share, of StarTek, Inc., a Delaware corporation (the “Issuer”), as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 10, 2023, MCI Capital, LC and Iowa City Capital Partners, LC sent a letter to the Board of Directors of the Issuer, a copy of which is attached as Exhibit 99.1 to this Amendment No. 1.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

99.1	Letter to Board of Directors of the Issuer dated August 10, 2023

CUSIP No. 85569C107	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 11, 2023

MCI CAPITAL, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

MCI, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

IOWA CITY CAPITAL PARTNERS, LC

By:	/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe
Title: President and Chief Executive Officer

/s/ Mark Anthony Marlowe
Name: Mark Anthony Marlowe